Exhibit 12.4

WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends
Twelve Months Ended June 30, 2003
(Dollars in Thousands)
(Unaudited)

PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Dividends	$1,320
Effective Income Tax Rate	0.3707
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6293
Pre-Tax Preferred Dividends	$2,098

FIXED CHARGES:
Interest Expense	$44,233
Amortization of Debt Premium, Discount and Expense	847
Interest Component of Rentals	12

Total Fixed Charges	45,092
Pre-tax Preferred Dividends	2,098

Total Fixed Charges and Preferred Stock Dividends	$47,190

EARNINGS:
Net Income	$104,465
Add:
Income Taxes Applicable to Utility Operating Income	62,231
Income Taxes Applicable to Non-Utility Operating Income	1,101
Income Taxes Applicable to Other Income (Expenses)-Net	(1,804)
Total Fixed Charges	45,092

Total Earnings	$211,085

Ratio of Earnings to Fixed Charges	4.5